Exhibit 99.3

The Company restated the US GAAP Reconciliation for the six-months ended June 30, 2010, previously reported on the 6K dated November 12, 2010.  The restatement of the US GAAP Reconciliation, described below, has no impact on the cash position or cash flows of the Company.

Summary of Restatement

As part of the financing closed on December 23, 2009, the Company issued warrants denominated in US$, while the functional currency of the Company is CAD$.  Under Canadian GAAP, these US$ denominated warrants are accounted for as equity with related costs recognized as a reduction of equity.

Under US GAAP, according to ASC 815-40 (formerly EITF Issue 07-05), “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, effective for the Company in 2009, these US$ denominated warrants, are recorded as financial instruments and their fair value is accounted for as liability instead of equity.  Previously, these warrants were accounted for as equity under SFAS 133. The issuance costs related to the US$ denominated warrants are expensed upon initial issuance.

After the adoption of EITF 07-05, under US GAAP, the Company revalued these US$ denominated warrants on each balance sheet date and any changes in fair value are recorded in the reported net loss for each period.

In the restated US GAAP Reconciliation for the six-months ended June 30, 2010, the Company recognized the change in future income taxes arising on the flow-through shares issued in October 2009 and associated renouncement of flow-through share expenditure in January 2010.  The Company also recognized its obligations related to the March 2010 issue of flow through shares.

		Reconciling
	Canadian	Items Previously		US GAAP
June 30, 2010 – as restated	GAAP	Reported	Adjustments	As Restated
	$	$	$	$
Total liabilities	9,888,648	285,570	967,269	11,141,487
Share capital	72,875,520	4,199,313	(703,127)	76,371,706
Deficit	(42,207,409)	(16,186,623)	762,858	(57,631,174)
Loss	(2,821,663)	(603,869)	960,713	(2,464,819)

December 31, 2009

Total liabilities	6,197,207	271,033	1,248,688	7,716,928
Share capital	72,559,504	4,213,850	(1,050,834)	75,722,520
Deficit	(39,385,746)	(15,582,754)	(197,854)	(55,166,354)

The Company’s restated interim consolidated financial statements for the six months ended June 30, 2010 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively “US GAAP”).  Material differences to these financial statements are as follows:

(a)	Interest in unproven mineral properties

Under US GAAP, the Company classified its mineral rights as tangible assets and accordingly acquisition costs are capitalized as mineral property costs.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.  Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has capitalized all mineral exploration costs for US GAAP purposes unless the costs relate to unproven mineral properties.  In addition, under Canadian GAAP, cash flows relating to unproven mineral property costs are reported as investing activities. For US GAAP, these costs are classified as operating activities.

(b)	Stock-based compensation

The Company has granted stock options to certain directors, employees and consultants.  Under Canadian GAAP, prior to 2003, no compensation expense was recorded in connection with the granting of stock options.  Under previous US GAAP, the Company accounted for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method.  Stock options granted to non-employees were accounted for by applying the fair value method using the Black-Scholes option pricing model.  Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted and under US GAAP prospectively changed its accounting policy to account for all stock options granted in accordance with Accounting Standards Codification (“ASC”) 718.  As a result, effective January 1, 2003, there is no material difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.

(c)	Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(d)	Flow-through share premiums

Under US GAAP, the proceeds from the issuance of flow-through shares are allocated between the offering of shares and the sale of tax benefits.  The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance.  A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools.

Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.

(e)	Derivative financial instruments

Effective January 1, 2009, the Company adopted EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 clarifies the determination of whether an instrument issued by an entity (or an embedded feature in the instrument) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. Based on the Company’s analysis of the EITF 07-05 criteria, the Company determined that the foreign currency denominated warrants (“US dollar warrants”) issued in connection with December 2009 private placement must be treated as derivative liabilities in the Company’s statement of financial position. Any issuance costs related to the US$ denominated warrants are expensed upon initial issuance.

Prospectively, the US dollar warrants will be re-measured at each balance sheet date based on estimated fair value, and any resultant changes in fair value will be recorded as non-cash valuation adjustments as income or expense in the respective period.

(f)	Reporting comprehensive income

ASC 220 “Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income for the year as adjusted for all other non-owner changes in shareholders’ equity. ASC 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. Effective January 1, 2007, the Company adopted new Canadian GAAP accounting standards issued by the CICA relating to comprehensive income. The new standard has been adopted on a prospective basis with no restatement to prior period financial statements. The new standard substantially harmonizes Canadian GAAP with US GAAP with respect to reporting comprehensive income and loss.

(g)	Statements of cash flows

For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.

(h)	Recent accounting pronouncements

During 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update, "Amendments Based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (the "Codification").  The Codification became the single source of authoritative GAAP in the United States, other than rules and interpretive releases issued by the United States Securities and Exchange Commission ("SEC"). The Codification reorganized GAAP into a topical format that eliminates the previous GAAP hierarchy and instead established two levels of guidance – authoritative and nonauthoritative.  All non-grandfathered, non-SEC accounting literature that was not included in the Codification became nonauthoritative. The adoption of the Codification did not change previous GAAP, but rather simplified user access to all authoritative literature related to a particular accounting topic in one place.  Accordingly, the adoption had no impact on the Company’s consolidated financial position or results of operations.  All prior references to previous GAAP in the Company’s consolidated financial statements were updated for the new references under the Codification.

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

(h)	Recent accounting pronouncements (continued)

On July 1, 2009, the Company adopted authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. Adoption of the new guidance had no impact on the Company’s financial statements.

On July 1, 2009, the Company adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. Adoption of the new guidance had no impact on the Company’s financial statement.

On July 1, 2009, the Company adopted the authoritative guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance had no impact on the Company’s financial statements.

(i)	Recent Accounting Guidance Not Yet Adopted

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company believes adoption of this new guidance will have no impact on the Company’s financial statements.

(j)	Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

1.	Assets

	June 30,	December 31,
	2010	2009

Total assets, under Canadian GAAP	$47,513,772	$45,885,876
Exploration costs - unproven resource properties	(481,714)	(481,714)
Add: Resource properties accumulated depletion under Canadian GAAP	12,494,781	10,018,351
Add: Resource properties impairment under Canadian GAAP	3,955,854	3,955,854
Less: Resource properties accumulated depletion under US GAAP	(10,835,701)	(8,782,402)
Less: Resource properties impairment under US GAAP	(15,807,960)	(15,807,960)

Total assets, under US GAAP	$36,839,032	$34,788,005

2.	Liabilities

	June 30,	December 31,
	2010	2009

Total liabilities, under Canadian GAAP	$9,888,648	$6,197,207
Add: derivative financial instruments	1,122,009	1,248,688
Add: flow through issue cost liability under US GAAP	130,830	271,033

Total liabilities, under US GAAP	$11,141,487	$7,716,928

3.	Share Capital

	June 30,	December 31,
	2010	2009

Total share capital, under Canadian GAAP	$72,875,520	$72,559,504
Less: derivative financial instruments	(1,050,834)	(1,050,834)
Add: flow through issue cost under Canadian GAAP	5,133,883	4,669,883
Less: flow through issue cost under US GAAP	(586,863)	(456,033)

Total share capital, under US GAAP	$76,371,706	$75,722,520

4.	Deficit

	June 30,	December 31,
	2010	2009

Deficit, under Canadian GAAP	$(42,207,409)	$(39,385,746)
Add: gain on disposal of uranium properties	5,652,166	5,652,166
Less: exploration costs - unproven resource property expenditures	(6,265,184)	(6,265,184)
Add: Uranium properties impairment under Canadian GAAP	148,906	148,906
Less: Uranium properties impairment under US GAAP	(17,602)	(17,602)
Less: Finance fees under US GAAP	(140,320)	(140,320)
Add (less): change in fair value of derivatives under US GAAP	69,145	(57,534)
Less: flow through share future tax recovery under Canadian GAAP	(5,133,883)	(4,669,883)
Add: flow through share future tax recovery under US GAAP	456,033	185,000
Add: Resource properties depletion under Canadian GAAP	12,494,781	10,018,351
Add: Resource properties impairment under Canadian GAAP	3,955,854	3,955,854
Less: Resource properties depletion under US GAAP	(10,835,701)	(8,782,402)
Less: Resource properties impairment under US GAAP	(15,807,960)	(15,807,960)

Deficit, under US GAAP	$(57,631,174)	$(55,166,354)

5.	Net loss for the period

	For the six months ended June 30,
	2010	2009	2008

Net loss for the period, under Canadian GAAP	$(2,821,663)	$(3,229,930)	$(2,700,910)
Less: flow through share future tax recovery under Canadian GAAP	(464,000)	-	(536,900)
Add: flow through share future tax recovery under US GAAP	271,033	-	70,000
Add: change in fair value of derivative financial instruments	126,680
Add: Resource properties depletion under Canadian GAAP	2,476,430	3,949,839	187,335
Less: Resource properties depletion under US GAAP	(2,053,299)	(4,471,822)	(317,576)

Net loss for the period, under US GAAP	$(2,464,819)	$(3,751,913)	$(3,298,051)

The application of US GAAP would have the following effects on reported net income:

6.	Reported Net Loss

	For the six months ended June 30,
	2010	2009	2008

Net loss for the period, under Canadian GAAP	$(2,821,663)	$(3,229,930)	$(2,700,910)
Adjustments:
Add: change in fair value of derivative financial instruments	126,680	-	-
Less: flow through share future tax recovery under Canadian GAAP	(464,000)	-	(536,900)
Add: flow through share future tax recovery under US GAAP	271,033	-	70,000
Add: Resource properties depletion under Canadian GAAP	2,476,430	3,949,839	187,335
Less: Resource properties depletion under US GAAP	(2,053,299)	(4,471,822)	(317,576)

Net loss for the period, under US GAAP	$(2,464,819)	$(3,751,913)	$(3,298,051)

Net loss per share - Basic	$(0.03)	$(0.05)	$(0.05)

Net loss per share - Diluted	$(0.03)	$(0.05)	$(0.05)

Weighted Average Number of Common Shares Outstanding - Basic	98,220,180	74,034,042	70,825,257

Weighted Average Number of Common Shares Outstanding - Diluted	98,220,180	74,034,042	70,825,257

Deficit, beginning of the period, under US GAAP	$(55,166,354)	$(44,514,964)	$(10,334,076)
Net loss, under US GAAP	(2,464,819)	(3,751,913)	(3,298,051)

Deficit, end of the period, under US GAAP	$(57,631,173)	$(48,266,877)	$(13,632,127)

7.	Balance Sheets

			Depletion		Derivative
	Canadian	Unproved	and	Flow-through	Financial	US
June 30, 2010	GAAP	Properties	Impairment	Shares	Instruments	GAAP

ASSETS
Current
Cash and cash equivalents	$3,019,692	$-	$-	$-	$-	$3,019,692
Accounts receivable	1,367,589	-	-	-	-	1,367,589
Prepaids and deposits	514,293	-	-	-	-	514,293
Unrealized financial instrument gain	27,385	-	-	-	-	27,385

	4,928,959	-	-	-	-	4,928,959
Equipment	101,705	-	-	-	-	101,705
Uranium properties	533,085	(481,714)	-	-	-	51,371
Oil and gas properties	41,950,023	-	(10,193,026)	-	-	31,756,997

	$47,513,772	$(481,714)	$(10,193,026)	$-	$-	$36,839,032

LIABILITIES
Current
Bank line of credit and bridge loan	$3,500,000	$-	$-	$-	$-	$3,500,000
Accounts payable and accrued liabilities	3,674,219	-	-	-	-	3,674,219
Loans from related parties	2,401,735	-	-	-	-	2,401,735

	9,575,954	-	-	-	-	9,575,954
Derivative financial instruments	-	-	-	-	1,122,009	1,122,009
Deferred leasehold inducement	35,810	-	-	-	-	35,810
Asset retirement obligations	276,884	-	-	-	-	276,884
Future income tax liabilities	-	-	-	130,830	-	130,830

	9,888,648	-	-	130,830	1,122,009	11,141,487

SHAREHOLDERS' EQUITY
Share capital	72,875,520	-	-	4,547,020	(1,050,834)	76,371,706
Contributed surplus	6,929,628	-	-	-	-	6,929,628
Deficit	(42,207,409)	(481,714)	(10,193,026)	(4,677,850)	(71,175)	(57,631,174)
Accumulated other comprehensive income	27,385	-	-	-	-	27,385

	37,625,124	(481,714)	(10,193,026)	(130,830)	(1,122,009)	25,697,545

	$47,513,772	$(481,714)	$(10,193,026)	$-	$-	$36,839,032

7.	Balance Sheets

			Depletion		Derivative
	Canadian	Unproved	and	Flow-through	Financial	US
December 31, 2009	GAAP	Properties	Impairment	Shares	Instruments	GAAP

ASSETS
Current
Cash and cash equivalents	$2,732,696	$-	$-	$-	$-	$2,732,696
Accounts receivable	724,773	-	-	-	-	724,773
Prepaids and deposits	555,672	-	-	-	-	555,672

	4,013,141	-	-	-	-	4,013,141
Equipment	114,747	-	-	-	-	114,747
Uranium properties	533,085	(481,714)	-	-	-	51,371
Oil and gas properties	41,224,903	-	(10,616,157)	-	-	30,608,746

	$45,885,876	$(481,714)	$(10,616,157)	$-	$-	$34,788,005

LIABILITIES
Current
Bank indebtedness and line of credit	$850,000	$-	$-	$-	$-	$850,000
Accounts payable and accrued liabilities	2,653,483	-	-	271,033	-	2,924,516
Unrealized financial instrument loss	99,894	-	-	-	-	99,894

	3,603,377	-	-	271,033	-	3,874,410
Derivative financial instruments	-	-	-	-	1,248,688	1,248,688
Loans from related parties	2,345,401	-	-	-	-	2,345,401
Deferred revenue	39,913	-	-	-	-	39,913
Asset retirement obligations	208,516	-	-	-	-	208,516

	6,197,207	-	-	271,033	1,248,688	7,716,928

SHAREHOLDERS' EQUITY
Share capital	72,559,504	-	-	4,213,850	(1,050,834)	75,722,520
Contributed surplus	6,614,805	-	-	-	-	6,614,805
Deficit	(39,385,746)	(481,714)	(10,616,157)	(4,484,883)	(197,854)	(55,166,354)
Accumulated other comprehensive income	(99,894)	-	-	-	-	(99,894)

	39,688,669	(481,714)	(10,616,157)	(271,033)	(1,248,688)	27,071,077

	$45,885,876	$(481,714)	$(10,616,157)	$-	$-	$34,788,005